Exhibit 21.1
Subsidiaries
1.	American Superconductor Europe GmbH (*) — established in Germany

2.	American Superconductor Singapore PTE. Ltd. (*) — incorporated in Singapore

3.	AMSC Australia Pty Ltd (*) — incorporated in Australia

4.	AMSC Windtec GmbH (*) — incorporated in Austria

5.	AMSC United Kingdom Limited (*) — incorporated in the United Kingdom

6.	ASC Devens LLC (*) — formed in Delaware

7.	ASC Securities Corp. (*) — incorporated in Massachusetts

8.	NST Asset Holding Corporation (*) — incorporated in Delaware

9.	Superconductivity, Inc. (*) — incorporated in Delaware

10.	Suzhou AMSC Super Conductor Co., Ltd. (*) — incorporated in China

11.	American Superconductor Korea Co., Ltd. (*) — incorporated in South Korea

12.	American Superconductor Canada Limited (*) — incorporated in Canada

*	Wholly owned subsidiary of American Superconductor Corporation